       Information contained in this prospectus supplement is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time a final prospectus supplement is delivered. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                                      PURSUANT TO RULE 424(B)(5)
                                                      REGISTRATION NO. 333-56608

                    SUBJECT TO COMPLETION, DATED MAY 8, 2001

PROSPECTUS SUPPLEMENT
           , 2001
(To prospectus dated March 22, 2001)
                                  $250,000,000

                         (HEALTHCARE REALTY TRUST LOGO)

                             % SENIOR NOTES DUE 20

     The notes have the following terms:

     - Interest on the notes will be payable semi-annually on      and      each
       year, beginning      , 2001.

     - The notes are redeemable in whole or in part at any time. The redemption price will equal the outstanding principal of the notes being redeemed, plus accrued interest and the make-whole amount that is discussed on pages S-12 and S-13.

     - There is no sinking fund.

     - The notes are Healthcare Realty Trust's senior unsecured obligations and will rank equally with all of its other existing and future unsecured and senior indebtedness.

     - The notes will not be listed on any national securities exchange or on the Nasdaq system.

     INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-5.

                                                              PER NOTE   TOTAL
                                                              --------   ------
Price to the public.........................................        %    $
Underwriting discount.......................................        %    $
Proceeds to Healthcare Realty Trust.........................        %    $

     The price of the notes will also include accrued interest, if any, from , 2001.

     This offering is being underwritten by the several underwriters on a firm commitment basis, which means that the underwriters must purchase all of the notes if any are purchased. The underwriters' purchase of the notes is subject to a number of conditions. It is expected that the notes will be available for
delivery on or about         , 2001 through the facilities of The Depository
Trust Company.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                        JOINT BOOK-RUNNING LEAD MANAGERS

BANC OF AMERICA SECURITIES LLC                                       UBS WARBURG

                               JOINT LEAD MANAGER

                          FIRST UNION SECURITIES, INC.
--------------------------------------------------------------------------------

                           CREDIT SUISSE FIRST BOSTON
AMSOUTH CAPITAL MARKETS
                    CREDIT LYONNAIS SECURITIES
                                       FIRST TENNESSEE SECURITIES CORPORATION
                                                     SOUTHTRUST SECURITIES INC.

Map of the United States identifying Healthcare Realty Trust's portfolio of real estate properties and mortgages in 32 states. Photographs of eight of Healthcare Realty Trust's properties.

YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. HEALTHCARE REALTY TRUST HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. HR IS OFFERING TO SELL, AND SEEKING OFFERS TO BUY, NOTES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR OF ANY SALE OF THE NOTES.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Prospectus Supplement Summary...............................   S-3
Risk Factors................................................   S-5
Use of Proceeds.............................................   S-7
Capitalization..............................................   S-8
Selected Financial Information..............................   S-9
The Company.................................................  S-10
Description of Notes........................................  S-12
Description of Other Indebtedness...........................  S-23
Certain Federal Income Tax Considerations...................  S-25
Underwriting................................................  S-30
Where You Can Find More Information.........................  S-31
Legal Matters...............................................  S-31

                            PROSPECTUS
Where You Can Find Additional Information...................     2
Incorporation of Certain Information by Reference...........     2
The Company.................................................     4
Use of Proceeds.............................................     4
Ratio of Earnings to Fixed Charges..........................     4
Description of Common Stock.................................     4
Description of Common Stock Warrants........................     7
Description of Preferred Stock..............................     8
Description of Debt Securities..............................    12
Federal Income Tax and ERISA Considerations.................    17
Plan of Distribution........................................    17
Experts.....................................................    18
Legal Matters...............................................    18

                            Intentionally left blank

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes to such financial statements appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, including the information under "Risk Factors." Unless the context otherwise requires, as used in this prospectus supplement and the accompanying prospectus, the term "HR" includes Healthcare Realty Trust Incorporated, its subsidiaries and other entities in which Healthcare Realty Trust Incorporated or its subsidiaries own an interest.

INFORMATION ABOUT HEALTHCARE REALTY TRUST

     Healthcare Realty Trust Incorporated is a self-managed and self-administered real estate investment trust ("REIT") that integrates owning, acquiring, managing and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. HR has investments of approximately $1.7 billion in 267 income-producing real estate properties and mortgages, containing approximately
11.8 million square feet. As of December 31, 2000, HR's portfolio of real estate and mortgage assets was comprised of nine facility types and was operated pursuant to contractual arrangements with 66 healthcare providers. At December 31, 2000, HR provided either property management or asset management services, or both, to 466 healthcare-related properties nationwide, totaling over 10.3 million square feet, of which 75 properties and 3.6 million square feet were owned by HR. HR intends to maintain a portfolio of properties that are focused predominantly on the outpatient services and medical office segments of the healthcare industry and are diversified by tenant, geographic location and facility type. As of December 31, 2000, approximately 53% of HR's property portfolio consisted of these types of facilities, with the remainder consisting of skilled nursing facilities, assisted living facilities and other healthcare properties.

THE OFFERING

     See "Description of Notes" for a more complete description of the notes.

Issuer.....................  HR

Securities Offered.........  $250,000,000 aggregate principal amount of      %
                             Senior Notes due 20  .

Maturity...................            , 20  .

Interest Rate..............       % per annum.

Interest Payment Dates.....  Semi-annually on           and           of each
                             year, commencing          , 2001.

Use of Proceeds............  HR intends to use the net proceeds from the sale of the notes to repay amounts outstanding under its revolving credit facility and, to the extent available, for general corporate purposes.

Ranking....................  The notes will be senior and unsecured obligations of HR and will rank equally with all of the other existing and future unsecured and senior indebtedness of HR.

                             In addition, HR is structured as a holding company and conducts most of its business obligations through its subsidiaries. The notes will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of HR's subsidiaries, including guarantees by its subsidiaries of borrowings under its revolving credit facility and guarantees of certain other indebtedness of HR. The notes will also be effectively subordinated to all secured indebtedness of HR.

Ratings....................  The notes have been rated "Baa3" by Moody's, "BBB-"
                             by Standard & Poor's and "BBB" by Fitch.

Optional Redemption........  HR may redeem all or a portion of the notes at any time at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest to the redemption date and (ii) the make-whole amount, if any, with respect to the notes being redeemed, as described under "Description of Notes."

Certain Covenants and
  Events of Default........  The notes contain various covenants, including the following:

                             - Debt will not exceed 60% of Total Assets.

                             - Liens will not secure obligations of HR in excess
                               of 40% of Total Assets.

                             - HR's Total Unencumbered Assets will not be less
                               than 150% of its Unsecured Debt.

                             - Consolidated Income Available for Debt Service
                               will be at least 150% of HR's Annual Debt Service Charge for the most recent four previous consecutive fiscal quarters.

                             These covenants are complex and are described more completely under "Description of Notes -- Certain Covenants."

                             The Indenture provides for certain events of default as described under "Description of Notes -- Events of Default; Notice and Waiver," including default on certain other indebtedness.

Sinking Fund...............  The notes are not entitled to any sinking fund payments.

Form and Denomination......  Each note will initially be issued in book-entry form only. Each note issued in book-entry form will be represented by one or more fully registered global securities deposited with or on behalf of The Depository Trust Company and registered in the name of The Depository Trust Company or its nominee. Interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company (with respect to its participants) and its participants (with respect to beneficial owners). Except in limited circumstances, notes issued in book-entry form will not be exchangeable for notes issued in fully registered certificated form.

Trustee, Registrar and
  Transfer Agent...........  First Union National Bank

                                  RISK FACTORS

     Before making an investment in the notes, you should carefully consider, among other factors, the risks described below and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This prospectus supplement and the accompanying prospectus do not describe all of the risks of an investment in the notes. You should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of investing in such notes in light of your particular circumstances.

RISKS RELATING TO THIS OFFERING

THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO HR'S OUTSTANDING SECURED DEBT, ITS SENIOR DEBT GUARANTEED BY ITS SUBSIDIARIES AND DEBT ISSUED BY ITS SUBSIDIARIES.

     The notes will be effectively subordinated to HR's outstanding secured unsubordinated indebtedness to the extent of the collateral pledged as security for such indebtedness and to its senior indebtedness (including debt under its existing revolving credit facility and its outstanding senior notes) guaranteed by its subsidiaries. The notes will be HR's obligations exclusively and will not be guaranteed by its subsidiaries or secured by any of its properties or assets. In addition, a significant portion of HR's consolidated assets is held by its subsidiaries. Accordingly, its cash flow and ability to service its debt, including the notes, is in large part dependent upon the results of operations of its subsidiaries and upon the ability of its subsidiaries to provide cash (whether in the form of dividends, loans or otherwise) to pay amounts due in respect of its obligations, contingent or otherwise, to pay any amounts due on the notes or to make any funds available to pay such amounts. In addition, dividends, loans and other distributions from HR's subsidiaries to HR are subject to restrictions imposed by law, are contingent upon results of operations of such subsidiaries and are subject to various business considerations.

     The notes will be effectively subordinated as a claim against assets of HR's subsidiaries to all existing and future liabilities of its subsidiaries (including indebtedness, guarantees, trade payables, lease obligations and letter of credit obligations). Therefore, HR's rights and the rights of its creditors, including the holders of the notes, to participate in the assets of any subsidiary upon its liquidation or reorganization will be subject to the prior claims of its creditors, except to the extent that HR or they may be a creditor with recognized claims against the subsidiary. In that case, such claims would still be effectively subordinated to any lien or security interest affecting the assets of that subsidiary and would be subordinated to any of its indebtedness senior to such claims. Subsidiaries owning a large portion of HR's assets have guaranteed its borrowings under its revolving bank credit facility and HR's promissory notes privately placed in 1995 and 2000, and under certain circumstances, one or more of its other subsidiaries may also be required to guarantee HR's borrowings under this indebtedness. The net proceeds of the notes offered hereby will be used to repay the borrowings under HR's revolving bank credit facility. However, HR will be able to reborrow under this facility in the future. In addition, a subsidiary of HR is the obligor under the convertible subordinated debentures reflected in HR's consolidated financial statements. Although the indenture relating to the notes and certain instruments and agreements to which HR and its subsidiaries are parties or by which HR and they are bound impose some limitations on the incurrence of additional indebtedness, both HR and its subsidiaries will have the ability to incur substantial indebtedness and other liabilities in the future.

A CREDIT RATING OF THE NOTES IS NOT A RECOMMENDATION TO BUY OR HOLD THE NOTES AND MAY BE LOWERED OR WITHDRAWN AT ANY TIME.

     The notes have been rated "Baa3" by Moody's Investors Service, Inc., "BBB-" by Standard & Poor's, and "BBB" by Fitch. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No person is obligated to maintain any rating on the notes, and, accordingly, HR cannot assure you that the ratings assigned to the notes will not be lowered or withdrawn by the assigning rating organization at any time thereafter.

RISKS RELATING TO HEALTHCARE REALTY TRUST'S BUSINESS

     An investment in the notes is subject to a number of additional risks relating to HR's business, including those identified in HR's Annual Report on Form 10-K for the year ended December 31, 2000. Prospective investors should carefully consider these additional risks prior to making an investment in the notes.
                            ------------------------

     This prospectus supplement, the accompanying prospectus, and other materials HR has filed or may file with the SEC, as well as information included in oral statements or other written statements made, or to be made, by senior management of HR, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "project," "continue," "should" and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect HR's current plans and expectations and future financial condition and results. HR undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this prospectus supplement and the accompanying prospectus or HR's filings and reports.

                                USE OF PROCEEDS

     The net proceeds from the sale of the notes, after estimated expenses of $2.8 million, are expected to be approximately $247.2 million and will be used primarily to repay borrowings under HR's revolving credit facility with several financial institutions, including Bank of America, N.A., UBS AG, SouthTrust, AmSouth, First Tennessee, Credit Lyonnais and First Union National Bank, each of which is an affiliate of one of the underwriters of the sale of the notes, and, to the extent available, for general corporate purposes. As of May 7, 2001, approximately $259.0 million was outstanding under HR's credit facility. See "Description of Other Indebtedness" for additional information about the indebtedness being repaid.

                                 CAPITALIZATION

     The following table sets forth HR's unaudited consolidated capitalization as of March 31, 2001, as adjusted to give effect to the sale of the notes and the application of the net proceeds described under "Use of Proceeds" to repay outstanding borrowings under HR's credit facility. Further, this table gives effect to the issuance in April 2001 of $35.0 million of mortgage notes payable and the application of the net proceeds thereof to repay outstanding borrowings under HR's credit and term loan facilities. The table should be read in conjunction with the consolidated financial statements and notes thereto incorporated into this prospectus supplement and the accompanying prospectus by reference to HR's Annual Report on Form 10-K for the year ended December 31, 2000 and HR's quarterly report on Form 10-Q for the quarter ended March 31, 2001.

                                                                AS OF MARCH 31, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Indebtedness:
  Unsecured credit facility.................................  $  285,000   $    4,800
  Term loan facility(A).....................................      17,800           --
  7.41% Senior Notes due 2002...............................      36,000       36,000
  9.49% Senior Notes due 2006...............................      70,000       70,000
      % Senior Notes due 20          (A)....................          --      250,000
  6.55% Convertible Subordinated Debentures, net............      74,675       74,675
  10.5% Convertible Subordinated Debentures, net............       3,294        3,294
  Mortgage notes payable(B).................................      56,928       91,928
  Other note payable........................................       5,251        5,251
                                                              ----------   ----------
          Total Indebtedness................................  $  548,948   $  535,948
Stockholders' equity:
  Preferred stock, $.01 par value, 50,000,000 shares
     authorized, 3,000,000 shares of 8 7/8% Series A
     Preferred Stock issued and outstanding with a
     liquidation preference of $25.00 per share.............  $       30   $       30
  Common stock, $.01 par value, 150,000,000 shares
     authorized, 40,557,368 shares issues and outstanding...         405          405
  Additional paid-in capital................................   1,066,433    1,066,433
  Deferred compensation.....................................     (14,329)     (14,329)
  Cumulative net income.....................................     315,818      315,818
  Cumulative dividends......................................    (363,806)    (363,806)
                                                              ----------   ----------
          Total stockholders' equity........................  $1,004,551   $1,004,551
                                                              ----------   ----------
          Total capitalization..............................  $1,553,499   $1,540,499
                                                              ==========   ==========

---------------

(A) The cost of issuance of the notes offered hereby is estimated to be $2.8 million, yielding proceeds of $247.2 million. The term loan facility was repaid in full in April 2001 using $2.4 million in proceeds from a mortgage repayment and $15.4 million of proceeds from the new secured debt discussed in note (B). Further, $6.3 million in proceeds from a property disposal and a mortgage repayment combined with $8.1 million from operations and $18.6 million of proceeds from the new secured debt discussed in note (B), in addition to the $247.2 million anticipated net proceeds from the notes offered hereby, will be used to reduce the unsecured credit facility.
(B) In April 2001, HR entered into six mortgage notes payable with an aggregate principal balance of $35 million related to collateral with a book value at March 31, 2001 of $78.2 million. These mortgage notes payable and related collateral are held by special purpose entities whose sole members are wholly owned subsidiaries of HR. These mortgage notes payable bear interest at 7.22%, are payable in monthly installments of principal and interest, and mature in May 2011. The proceeds from these mortgage notes payable were primarily used to repay the term loan facility and partially repay the unsecured credit facility.

                         SELECTED FINANCIAL INFORMATION

     The table below sets forth financial information for HR which is derived from HR's consolidated financial statements incorporated by reference in this prospectus supplement and accompanying prospectus (dollars in thousands, except per share data). The statement of income data and balance sheet data for the quarters ended March 31, 2000 and 2001 are derived from HR's unaudited financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of HR's results of operations and financial position for such periods. The results of operations for the quarter ending March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. You should read the following information in conjunction with the other financial information included and incorporated by reference in this prospectus supplement and accompanying prospectus, including HR's consolidated financial statement, and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                QUARTERS ENDED
                                              YEARS ENDED DECEMBER 31,                             MARCH 31,
                           --------------------------------------------------------------   -----------------------
                              1996         1997       1998(2)        1999         2000         2000         2001
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF INCOME DATA:
  Total revenues.........  $   38,574   $   59,796   $   92,429   $  187,257   $  195,338   $   48,259   $   48,229
  Interest expense.......  $    7,344   $    7,969   $   13,057   $   38,603   $   42,995   $   10,526   $    9,785
  Net income.............  $   19,732   $   31,212   $   40,479   $   86,027   $   79,801   $   20,453   $   20,644
  Net income per common
    share -- Basic.......  $     1.52   $     1.71   $     1.66   $     2.02   $     1.85   $     0.48   $    $0.48
  Net income per common
    share -- Diluted.....  $     1.49   $     1.68   $     1.63   $     1.99   $     1.82   $     0.47   $     0.47
  Weighted average common
    shares outstanding
    -- Basic.............  13,014,286   18,222,243   24,043,942   39,326,594   39,544,400   39,439,719   39,628,676
  Weighted average common
    shares outstanding
    -- Diluted...........  13,261,291   18,572,492   24,524,600   39,810,306   40,301,409   40,114,946   40,540,420
BALANCE SHEET DATA (AS OF
  THE END OF THE PERIOD):
  Real estate properties,
    net..................  $  416,034   $  466,273   $1,337,439   $1,315,150   $1,358,826   $1,312,040   $1,356,679
  Total assets...........  $  427,505   $  488,514   $1,612,423   $1,607,964   $1,587,076   $1,609,237   $1,589,373
  Notes and bonds
    payable..............  $  168,618   $  101,300   $  559,924   $  563,884   $  536,781   $  570,319   $  548,948
  Total stockholders'
    equity...............  $  245,964   $  376,472   $1,017,704   $1,017,903   $1,008,037   $1,015,184   $1,004,551
OTHER DATA:
  Funds from
    operations --
    Basic(1).............  $   28,036   $   42,337   $   59,667   $  105,727   $  105,378   $   26,723   $   26,566
  Funds from
    operations --
    Diluted(1)...........  $   28,036   $   42,337   $   59,731   $  105,727   $  105,653   $   26,723   $   26,637
  Funds from operations
    per common share
    -- Basic(1)..........  $     2.15   $     2.32   $     2.48   $     2.69   $     2.66   $     0.68   $     0.67
  Funds from operations
    per common share
    -- Diluted(1)........  $     2.11   $     2.28   $     2.44   $     2.66   $     2.62   $     0.67   $     0.66
  Dividends declared and
    paid per common
    share................  $     1.91   $     1.99   $     2.07   $     2.15   $     2.23   $     0.55   $     0.57

---------------

(1) See note 11 to consolidated financial statements in HR's Annual Report for year-ended 2000, as filed with the Securities and Exchange Commission.
(2) See note 2 to consolidated financial statements in HR's Annual Report for year-ended 2000, as filed with the Securities and Exchange Commission.

                                  THE COMPANY

INFORMATION ABOUT HEALTHCARE REALTY TRUST

     Healthcare Realty Trust is a self-managed and self-administered REIT that integrates owning, acquiring, managing and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. HR has investments of approximately $1.7 billion in 267 income-producing real estate properties and mortgages, containing approximately 11.8 million square feet. As of December 31, 2000, HR's portfolio of real estate and mortgage assets was comprised of nine facility types and was operated pursuant to contractual arrangements with 66 healthcare providers. At December 31, 2000, HR provided either property management or asset management services, or both, to 466 healthcare-related properties nationwide, totaling over 10.3 million square feet, of which 75 properties and 3.6 million square feet were owned by HR. HR intends to maintain a portfolio of properties that are focused predominantly on the outpatient services and medical office segments of the healthcare industry and are diversified by tenant, geographic location and facility type. As of December 31, 2000, approximately 53% of HR's property portfolio consisted of these types of facilities, with the remainder consisting of skilled nursing facilities, assisted living facilities and other healthcare properties.

     HR invests in properties related to the healthcare industry because it perceives that the industry's fundamental strengths, including non-cyclical demand for healthcare services, favorable demographics of an aging population, advances in medical technology and a heightened focus on preventive medicine and outpatient services, support long-term real estate values. Moreover, with a generally improved reimbursement environment for services by commercial and government payers in 2000 and 2001, and many providers' heightened focus on efficiency and internal operations to improve their earnings, many healthcare providers are reevaluating the financial and operational status of their medical real estate. As a result, many of these providers are concentrating on recapitalizing existing assets, partnering with outside firms for the development of new properties, and outsourcing their property and asset management functions. HR believes these developments will continue to heighten healthcare service providers' awareness of the desirability of reallocation of invested capital, as well as skilled medical real estate management.

STRATEGY

     HR was organized as a REIT to invest in, and provide real estate services to, healthcare-related properties nationwide. HR's objective is to provide a fully integrated solution of real estate capital and services to leading health systems, focusing on outpatient healthcare facilities which are designed for the delivery of medical services outside of a traditional hospital setting. HR believes the outpatient services segment of healthcare provides one of the most cost-effective delivery settings and that, because of increasing cost pressures, this segment of the healthcare-related market offers significant potential for future growth.

     HR seeks to develop long-term relationships with well-established, rapidly growing health systems that present relatively low risk and opportunities for future business. In an effort to attain this objective and meet the real estate needs of healthcare providers, HR offers a broad range of services including the following:

     - Asset management and strategic planning for real estate;

     - Property administration, management and leasing services;

     - Build-to-suit development of healthcare properties;

     - The acquisition of existing healthcare properties; and

     - Equity co-investment in healthcare provider acquisition transactions.

     Unlike most other healthcare REITs, HR seeks to generate internal growth and maximize return on assets by actively managing the properties within its portfolio, controlling and minimizing operating expenses with respect to its properties, and providing management services for properties owned by healthcare provider clients. HR believes that it has a competitive advantage in the healthcare real estate industry as a result of its use of innovative transaction structures, the strength of its management expertise, and its extensive experience and client relationships with healthcare providers.

INVESTMENTS BY PROPERTY TYPE

     Outpatient healthcare facilities, which are designed to provide medical services outside of the traditional inpatient hospital, comprise approximately 53% of HR's investment portfolio and 100% of its construction-in-progress investments. These assets include primarily ancillary hospital facilities, physician clinics, ambulatory care centers and medical office buildings. The following table represents HR's investments by facility type as of December 31, 2000:

                                                              % OF TOTAL
PROPERTY TYPE                                                 INVESTMENTS
-------------                                                 -----------
OUTPATIENT HEALTHCARE FACILITIES:
  Ancillary Hospital Facilities.............................     28.5%
  Physician Clinics.........................................     10.3%
  Comprehensive Ambulatory Care Centers.....................      8.7%
  Medical Office Buildings..................................      2.8%
  Other Outpatient Facilities...............................      2.7%
INPATIENT HEALTHCARE FACILITIES:
  Assisted Living Facilities................................     19.1%
  Skilled Nursing Facilities................................     15.2%
  Inpatient Rehabilitation Facilities.......................      9.4%
  Other Inpatient Facilities................................      3.3%

     Ancillary hospital facilities are located on or contiguous to hospital campuses and contain a variety of outpatient medical services (such as diagnostic, surgery and rehabilitation), physician offices and selected hospital support services. Comprehensive ambulatory care centers contain medical services, such as surgical procedures, rehabilitation and diagnostic (provided on an outpatient basis) and physician offices. Physician clinics contain a broad range of medical services provided through organized physician groups representing various medical specialties. Medical office buildings are associated with a healthcare provider, may be located on or contiguous to a hospital campus, and contain office and examination space for physicians. Long-term care facilities contain extended care services provided to elderly and chronically ill patients. Inpatient rehabilitation facilities contain rehabilitation services provided on an inpatient basis for patients recovering from procedures performed in a hospital.

INVESTMENTS BY CLIENT

     HR believes that diversification among clients reduces HR's potential exposure to unsuccessful healthcare service strategies and to a concentration of credit with any one healthcare provider. HR's three largest healthcare provider clients are HEALTHSOUTH Corporation, HCA -- The Healthcare Company and Tenet Healthcare Corporation. The following chart represents HR's investments by healthcare provider client as of December 31, 2000:

                                                              % OF TOTAL
OPERATOR/SIGNIFICANT TENANT                                   INVESTMENTS
---------------------------                                   -----------
HEALTHSOUTH.................................................     17.6%
HCA -- The Healthcare Company...............................     13.7%
Tenet Healthcare............................................      6.6%
Life Care Centers...........................................      5.4%
Senior Lifestyles...........................................      4.4%
Balanced Care...............................................      3.7%
Summerville.................................................      3.0%
Lewis-Gale Clinic...........................................      2.6%
Other*......................................................     43.0%

---------------

* 16 Providers <2% each.
  42 Providers <1% each.

     HR's principal executive offices are located at 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, and its telephone number is (615) 269-8175. HR's internet address is www.healthcarerealty.com. Information on the website is not part of this prospectus supplement or the accompanying prospectus.

                              DESCRIPTION OF NOTES
GENERAL

     The notes will be issued as a series of debt securities under the First
Supplemental Indenture, to be dated             , 2001 and related Indenture, to
be dated           , 2001 (together with the First Supplemental Indenture, the
"Indenture") between HR and First Union National Bank, as trustee. The Indenture may be amended, supplemented or modified from time to time. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939.

     The following summary of certain provisions of the notes and the Indenture is not complete and is qualified in its entirety by reference to the actual provisions of the notes and the Indenture. Capitalized terms used but not defined in this section shall have the meanings given to them in the accompanying prospectus, the notes or the Indenture, as the case may be. When we use the term "Debt Securities" in this prospectus supplement, we mean all debt securities, including the notes, issued and issuable from time to time under the Indenture. As used in this "Description of Notes," references to "HR" mean Healthcare Realty Trust Incorporated and not any of its subsidiaries.

     The notes will be issued in an initial aggregate principal amount of $250
million. The notes will mature on                , 20     . The notes will bear
interest from           , 2001 at the rate per annum shown on the front cover of
this prospectus supplement, payable semi-annually on                and
               of each year, commencing                to the person in whose
name the Note (or any predecessor) is registered at the close of business on the
               or                , as the case may be, next preceding such
interest payment date. The notes will be unsecured senior obligations of HR. As provided for in the Indenture, the series of debt securities comprised of the notes may be reopened and additional notes forming a part of the same series may be issued in the future.

RATINGS

     The notes have been rated "Baa3" by Moody's, "BBB-" by Standard & Poor's and "BBB" by Fitch. The rating of the notes should be evaluated independently from similar ratings on other types of securities. A rating is not a recommendation to buy, sell or hold the notes because such rating does not comment as to market price or suitability for a particular investor. The ratings assigned to the notes address the likelihood of payment of principal and interest on the notes pursuant to their terms. A rating may be subject to revision or withdrawal at any time by the assigning rating agency.

OPTIONAL REDEMPTION

     The notes may be redeemed at any time at the option of HR, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to the notes, upon terms and conditions described in the Indenture.

     After notice of optional redemption has been given as provided in the Indenture, if funds for the redemption of any notes called for redemption shall have been made available on such redemption date, such notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the notes will be to receive payment of the redemption price.

     Notice of any optional redemption of any notes will be given to holders at their addresses, as shown in the note register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed.

     HR will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of notes to be redeemed and the redemption date. If less than all the notes are to be redeemed at the option of HR, the Trustee shall select, pro rata or by lot or by any other method that the Trustee considers fair and appropriate under the circumstances, notes of such series to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for notes or in any integral multiple thereof.

     For purposes of the foregoing, the defined terms have the following meanings:

          "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the notes being redeemed or paid.

          "Reinvestment Rate" means   % plus the arithmetic mean of the yields
     under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

          "Statistical Release" means that statistical release designated "H.15(519)" or any successor publication that is published weekly by the Federal Reserve System and that establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index that shall be designated by HR.

CERTAIN COVENANTS

     As long as the notes are outstanding, HR will be obligated to comply with the covenants contained in the Indenture, including the following:

  Limitations on Incurrence of Indebtedness

          Total Debt. HR will not, and will not permit any Subsidiary (as defined below) to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of HR and its Subsidiaries (determined on a consolidated basis in accordance with generally accepted accounting principles) is greater than 60% of the sum of (without duplication) (i) the Total Assets (as defined below) of HR and its Subsidiaries as of the end of the calendar quarter covered in HR's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by HR or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

          Debt Secured by any Lien. In addition to the foregoing limitation on the incurrence of Debt, HR will not, and will not permit any Subsidiary to, incur any Debt secured by any Lien (as defined below) upon any of the property of HR or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of HR and its Subsidiaries (determined on a consolidated basis in accordance with generally accepted accounting principles) which is secured by any Lien on property of HR or any Subsidiary is greater than 40% of the sum of (without duplication) (i) the Total Assets of HR and its Subsidiaries as of the end of the calendar quarter covered in HR's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by HR or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

          Maintenance of Total Unencumbered Assets. HR and its Subsidiaries will not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of HR and its Subsidiaries on a consolidated basis.

          Debt Service Coverage. In addition to the foregoing limitations on the incurrence of Debt, HR will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Consolidated Interest Expense (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by HR and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by HR and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by HR or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

     For purposes of the foregoing covenants, the defined terms have the following meanings:

          "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

          "Annual Consolidated Interest Expense" for any twelve month period means the Consolidated Interest Expense for such period in accordance with generally accepted accounting principles.

          "Business Day," when used with respect to any Place of Payment or any other particular location referred to in the Indenture or the notes, means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in that Place of Payment or particular location are authorized or required by law, regulation or executive order to close.

          "Capital Lease" means at any time a lease with respect to which the lessee is required consecutively to recognize the acquisition of any asset and the incurrence of a liability in accordance with generally accepted accounting principles.

          "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

          "Capitalized Lease Obligation" means, with respect to any Person and a Capital Lease, the amount of the obligation of such Person as the lessee under such Capital Lease which would, in accordance with generally accepted accounting principles, appear as a liability on a balance sheet of such Person.

          "Consolidated Income Available for Debt Service" for any period means Earnings from Operations plus amounts which have been deducted, and minus amounts which have been added, for

        - Consolidated Interest Expense;

        - Provision for taxes of HR and its Subsidiaries based on income;

        - Amortization (other than amortization of debt discount) and depreciation;

        - Provisions for gains and losses from sales or joint ventures;

        - Increases in deferred taxes and other non-cash items;

        - Charges resulting from a change in accounting principles; or

        - Charges for early extinguishment of debt.

          "Consolidated Interest Expense" means, for any period, and without duplication, all interest (including the interest component of rentals on capitalized leases, letter of credit fees, commitment fees and other like financial charges) and all amortization of debt discount on all Debt (including, without limitation, payment-in-kind, zero coupon and other like securities) of HR and its Subsidiaries, but excluding legal fees, title insurance charges and other out-of-pocket fees and expenses incurred in connection with the issuance of Debt, all determined in accordance with generally accepted accounting principles, and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

          "Consolidated Net Income" for any period means the amount of net income (or loss) of HR and its Subsidiaries for such period determined in accordance with generally accepted accounting principles after eliminating intercompany accounts and transactions.

          "Debt" of HR or any Subsidiary means any indebtedness of HR or any Subsidiary, whether or not contingent, in respect of (without duplication):

        - Borrowed money or evidenced by bonds, notes, debentures or similar instruments;

        - Debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by HR or any Subsidiary;

        - The reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations under any title retention agreement;

        - The principal amount of all obligations of HR or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock;

        - Every Hedging Obligation; or

        - Any lease of property by HR or any Subsidiary as lessee which is reflected on HR's consolidated balance sheet in accordance with generally accepted accounting principles.

          Debt also includes, to the extent not otherwise included, any obligation by HR or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than HR or any Subsidiary).

          "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise

        - Matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock);

        - Is convertible into or exchangeable or exercisable for Debt or Disqualified Stock; or

        - Is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of such Person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the Stated Maturity of the notes.

          "Earnings from Operations" for any period means the net earnings determined in accordance with generally accepted accounting principles excluding gains and losses on sales of investments, extraordinary items and property valuation losses.

          "Hedging Obligations" means, with respect to any Person, all obligations of such Person under

        - Interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

        - Foreign exchange contracts, currency swap agreements or similar agreements; and

        - Other agreements or arrangements designed to protect such Person against fluctuations, or otherwise to establish financial hedges in respect of, exchange rates, currency rates or interest rates.

          "Lien" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including, in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

          "Mortgage Debt" means Debt of HR or any Subsidiary secured by a Lien on one or more parcels of their real property.

          "Person" means an individual, partnership, corporation, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government agency or political subdivision of a government agency.

          "Place of Payment" means the place or places where the principal of (and premium or Make-Whole Amount, if any) and interest on the notes are payable as specified.

          "Secured Debt" means Debt secured by any mortgage, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets, other than those relating to intercompany debt. For purposes hereof, such Debt shall become Secured Debt at the time it first becomes secured by execution of any of the documents, instruments or agreements described in the immediately preceding sentence.

          "Security" means any security or securities authenticated and delivered under the Indenture.

          "Stated Maturity" means, when used with respect to any note or any installment of principal of such note or interest on such note, the date specified in such note representing such installment of interest as the fixed date on which the principal of such note or such installment of principal or interest is due and payable.

          "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by such Person. For purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

          "Total Assets" as of any date means the sum of (i) HR's Undepreciated Real Estate Assets and (ii) all other assets of HR determined in accordance with generally accepted accounting principles (but excluding intangibles).

          "Total Unencumbered Assets" as of any date means the sum of (i) those Undepreciated Real Estate Assets not securing any portion of Secured Debt and (ii) all other assets of HR and its Subsidiaries not securing any portion of Secured Debt determined in accordance with generally accepted accounting principles (but excluding intangibles) after eliminating intercompany accounts and transactions.

          "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of any real estate assets of HR and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

          "Unsecured Debt" means at any time the aggregate unpaid principal amount of all Debt of HR and its Subsidiaries other than (i) Debt of a Subsidiary owing to HR or to a Wholly-Owned Subsidiary and (ii) Mortgage Debt.

          "Wholly-Owned Subsidiary" means, at any time, any Subsidiary 100% of all of the equity interests (except directors' qualifying shares) and voting interests and all Debt of which are owned by any one or more of HR and HR's other Wholly-Owned Subsidiaries at such time.

MERGER, CONSOLIDATION OR SALE

     The Indenture provides that HR may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other Person, provided that

     - Either HR shall be the continuing entity, or the successor entity (if other than HR) shall be a person organized and existing under the laws of the United States or a state thereof and such successor entity shall expressly assume all of HR's obligations under the Indenture;

     - Immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of HR or any subsidiary as a result of such transaction as having been incurred by HR or such subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and

     - An officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following events constitute "Events of Default" under the Indenture with respect to the notes:

     - Default in the payment of any installment of interest on any of the notes;

     - Default in the payment of principal of (or premium, if any, on) any of the notes;

     - Default in the performance or breach of any other covenant or warranty of HR contained in the Indenture and applicable to the notes (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with in the Indenture), continued for 60 days after written notice as provided in the Indenture;

     - Default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by HR (or by any Subsidiary, the repayment of which HR has guaranteed or for which HR is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, such default having resulted in the acceleration of the maturity of such indebtedness, after ten days written notice by either the Trustee or holders of 10% of the notes, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled;

     - The entry by a court of competent jurisdiction of one or more judgments, orders or decrees against HR or its Subsidiaries in an aggregate amount in excess of $10,000,000, if such judgment, order or decree remains undischarged, unstayed and unsatisfied for a period of thirty consecutive days; or

     - Certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of HR or any Significant Subsidiary or either of their property.

     If an Event of Default under the Indenture (other than an Event of Default arising from bankruptcy, insolvency or reorganization of HR) occurs and is continuing, then the Trustee or the holders of not less than 25% of the principal amount of the outstanding notes will have the right to declare the principal amount, and the premium, if any, of all the notes to be due and payable immediately by written notice to HR (and to the Trustee if given by the holders). If an Event of Default with respect to the Debt Securities of any series results from bankruptcy, insolvency or reorganization of HR, all outstanding Debt Securities of such series shall become due and payable without any further action or notice. At any time after a declaration of acceleration with respect to the notes or of all then outstanding under the Indenture, as the case may be, has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of not less than a majority in principal amount of the outstanding notes by written notice to HR and the Trustee, may rescind and annul such declaration and its consequences if
(a) HR shall have paid or deposited with the Trustee a sum sufficient to pay all overdue installments of interest on the outstanding notes, the principal of (and premium, if any, on) any outstanding notes which have become due otherwise than by such declaration of acceleration and interest on such notes, all other overdue amounts and certain compensation, expense, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof or premium, if any), with respect to the notes have been cured or waived as provided in the Indenture. The Indenture also provides that the holders of not less than a majority in principal amount of the outstanding notes may waive any past default with respect to the notes and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on or additional amounts payable in respect of any notes or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding note affected thereby.

     The Trustee will be required to give notice to the holders of the notes within 90 days of a default under the Indenture of which the Trustee has knowledge unless such default shall have been cured or waived. The Trustee may, however, withhold notice to the holders of the notes of any default with respect to such notes, except a default in the payment of the principal of (or premium, if any) or interest on any note if specified responsible officers of the Trustee consider such withholding to be in the interest of such holders.

     The Indenture provides that no holders of the notes may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding notes as well as an offer of indemnity reasonably satisfactory to it. This provision will not, however, prevent any holder of notes from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such notes at the respective due dates of the notes.

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any notes then outstanding under the Indenture, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee with respect to the notes. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of notes not joining therein.

     Within 120 days after the close of each fiscal year, HR is required to deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status of such default.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made by HR and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes issued under the Indenture which are affected by the modification or amendment, but no such modification may, without a consent of each holder of such notes affected by such modification:

     - Change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any note;

     - Reduce the principal amount of (or premium, if any) or the rate or amount of interest, if any, or other payment term on any note;

     - Change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any note;

     - Impair the right to institute suit for the enforcement of any such payment on or with respect to any notes;

     - Reduce the above-stated percentage of holders of notes necessary to modify or amend the Indenture; or

     - Modify the foregoing requirements or reduce the percentage of outstanding notes necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults.

     The holders of not less than a majority in principal amount of outstanding notes affected thereby will have the right to waive compliance by HR with certain covenants in the Indenture.

     Modifications and amendments of the Indenture may be made by HR and the Trustee without the consent of the note holders for certain matters, including creation of additional classes of Debt Securities, adding to the covenants of HR for the benefit of the note holders and adding, changing or eliminating any provisions of the Indenture in respect to other series of Debt Securities, provided that such addition, change or elimination shall not adversely affect the rights of holders of the notes.

     The Indenture contains provisions for convening the meeting of the holders of notes to take permitted action. A record date may be set for any act of the holders of the notes with respect to consent to an amendment.

DEFEASANCE AND COVENANT DEFEASANCE

     The notes are subject to defeasance and covenant defeasance, as described in the Indenture. Specifically, HR, at its option (a) will be discharged from any and all obligations in respect of the notes (except for certain obligations to register the transfer or exchange of the notes, to replace, destroyed, stolen, lost or mutilated notes, and to maintain an office or agency in respect of the notes and hold moneys for payment in trust) or (b) will be released from its obligations to comply with the covenants that are specified under "Certain Covenants" above with respect to the notes, and the occurrence of an Event of Default described in the accompanying prospectus shall no longer be an Event of Default if, in either case, HR irrevocably deposits with the Trustee, in trust, money or Government Obligations that through payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (and premium, if any) and any interest on the notes on the dates such payments are due (which may include one or more redemption dates designated by HR) in accordance with the terms of such notes and certain other conditions provided for in the Indenture are complied with. Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default arising from the bankruptcy, insolvency or reorganization of HR or a Significant Subsidiary or event which with the giving of notice or lapse of time or both, would become such an Event of Default shall have occurred and be continuing at any time during the period ending on the 91st day following such date of deposit, and (c) HR shall have delivered an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit or defeasance and will be subject to U.S. federal income tax in the same manner as if such deposit and defeasance had not occurred, which opinion of counsel, in the case of defeasance, shall be based on either (A) a ruling to such effect that HR has received from, or that has been published by, the Internal Revenue Service or
(B) a change in the applicable federal income tax law, occurring after the date of the Indenture, to such effect.

SINKING FUND

     The notes are not entitled to any sinking fund payments.

THE REGISTRAR AND PAYING AGENT

     HR has initially designated First Union National Bank, Charlotte, North Carolina, as the registrar and paying agent for the notes. Payments of interest and principal will be made, and the notes will be transferable, at the office of the paying agent, First Union National Bank, 1525 West W.T. Harris Blvd., Charlotte, North Carolina 28288-1153, or all such other place or places as may be designated pursuant to the Indenture. In the case of notes which HR issues in book-entry form represented by a global security, payments will be made to a nominee of the depositary.

BOOK-ENTRY SYSTEM

     The notes will be issued in the form of one or more fully registered global securities ("Global Securities") that will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     DTC has advised HR of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC System is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant of DTC, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

     Purchases of Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of each Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Global Securities is discontinued.

     To facilitate subsequent transfers, all Global Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Global Securities. Under its usual procedures, DTC mails an Omnibus Proxy to HR as soon as possible after the record date. The Ominibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). Principal and interest payments on the Global Securities will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from HR or the Trustee, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or HR, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of HR or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Global Securities at any time by giving reasonable notice to HR or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates are required to be printed and delivered.

     HR may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates will be printed and delivered. Notes so issued in definitive form will be issued as registered notes in denominations that are integral multiples of $1,000.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that HR believes to be reliable, but HR takes no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

     All payments of principal and interest in respect of the notes will be made by HR in immediately available funds.

     The notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     The following table summarizes HR's notes and bonds payable at March 31, 2001 (in thousands):

Unsecured credit facility...................................  $285,000
Term loan facility..........................................    17,800*
Senior Notes due 2002.......................................    36,000
Senior Notes due 2006.......................................    70,000
6.55% Convertible Subordinated Debentures, net..............    74,675
10.5% Convertible Subordinated Debentures, net..............     3,294
Mortgage notes payable......................................    56,928
Other note payable..........................................     5,251
                                                              --------
                                                              $548,948
                                                              ========

---------------

* The term loan was repaid in full in April 2001.

EXISTING CREDIT FACILITY

     In 1998, HR entered into a $265.0 million unsecured credit facility with ten commercial banks. During the fourth quarter of 2000, HR entered into an agreement with an additional bank to increase this unsecured credit facility to $300.0 million. The unsecured credit facility bears interest at LIBOR plus 1.05%, payable quarterly, and matures on October 15, 2001. The credit facility is guaranteed by HR's subsidiaries and certain affiliates and contains financial and other covenants customary in such transactions. In addition, HR will pay, quarterly, a commitment fee of 0.225 of 1% on the unused portion of funds available for borrowings. As of April 19, 2001, HR had available borrowing capacity of $41.0 million under the unsecured credit facility. HR intends to use the net proceeds from this offering to repay amounts outstanding under the facility.

PROPOSED NEW CREDIT FACILITY

     HR is currently in negotiation with potential lenders regarding a new revolving credit facility (the "New Credit Facility"). HR currently contemplates that the New Credit Facility will be approximately $150.0 million. It is expected that the New Credit Facility will replace HR's existing revolving credit facility. There can be no assurance that HR will enter into the New Credit Facility or, if entered into, that it will not contain terms less favorable than those currently contained in HR's existing credit facility, as described above in the section "Existing Credit Facility."

SENIOR NOTES

     In 1995, HR privately placed $90.0 million of unsecured Senior Notes due 2002 with 16 institutions. The unsecured Senior Notes due 2002 bear interest at 7.41%, payable semi-annually, and mature on September 1, 2002. The remaining principal balance of $36.0 million must be repaid in two equal installments of $18.0 million on September 1, 2001 and 2002. The Senior Notes are guaranteed by HR's subsidiaries and certain affiliates and contain financial and other covenants customary in such transactions. In 2001, HR will pay $2.2 million of interest on these unsecured Senior Notes due 2002.

     On April 7, 2000, HR privately placed $70.0 million of unsecured Senior Notes due 2006 with multiple purchasers affiliated with two lending institutions. The unsecured Senior Notes due 2006 bear interest at 9.49%, payable semi-annually, and mature on April 1, 2006. On April 1, 2004 and 2005, HR must repay $20.3 million of the principal with the remaining principal balance of $29.4 million payable upon maturity. The Senior Notes are guaranteed by HR's subsidiaries and certain affiliates and contain financial and other covenants customary in such transactions. In 2001, HR will pay $6.6 million of interest on these unsecured senior notes due 2006.

CONVERTIBLE SUBORDINATED DEBENTURES

     In 1998, a subsidiary of HR assumed in an acquisition and recorded at fair value $74.74 million aggregate face amount of 6.55% Convertible Subordinated Debentures (the "6.55% Debentures"). At March 31, 2001, such subsidiary had approximately $74.68 million aggregate principal amount of 6.55% Debentures outstanding with a face amount of $74.74 million and unaccreted discount of $0.06 million. Such rate of interest and accretion of discount represents a yield to maturity of 7.5% per annum (computed on a semiannual bond equivalent basis). The 6.55% Debentures are due on March 14, 2002, unless redeemed earlier by HR or converted by the holder, and became callable on March 16, 2000. Interest on the 6.55% Debentures is payable on March 14 and September 14 in each year. The 6.55% Debentures are convertible into shares of HR's common stock at the option of the holder at any time prior to redemption or stated maturity, at a conversion rate of 33.6251 shares per $1 thousand bond (subject to adjustment).

     In 1998, a subsidiary of HR also assumed in an acquisition and recorded at fair value $3.75 million aggregate face amount of 10.5% Convertible Subordinated Debentures (the "10.5% Debentures"). At March 31, 2001, such subsidiary had approximately $3.294 million aggregate principal amount of 10.5% Debentures outstanding with a face amount of $3.288 million and unamortized premium of $0.006 million. Such rate of interest and amortization of premium represents a yield to maturity of 7.5% per annum (computed on a semiannual bond equivalent basis). The 10.5% Debentures are due on April 1, 2002, unless redeemed earlier by HR or converted by the holder, and became callable on April 5, 2000. Interest on the 10.5% Debentures is payable on April 1 and October 1 in each year. The 10.5% Debentures are convertible into shares of HR's common stock at the option of the holder at any time prior to redemption or stated maturity, at a conversion rate of 52.8248 shares per $1 thousand bond (subject to adjustment).

MORTGAGE NOTES PAYABLE

     At March 31, 2001, HR had assumed or entered into nine nonrecourse mortgage notes payable with related collateral, as follows (dollars in millions):

                                                                                        BOOK VALUE       CONTRACTUAL
                          ORIGINAL    CONTRACTUAL                                    OF COLLATERAL AT     BALANCE AT
       MORTGAGOR          BALANCE    INTEREST RATE             COLLATERAL             MARCH 31, 2001    MARCH 31, 2001
       ---------          --------   -------------             ----------            ----------------   --------------
Life Insurance Co.......   $23.3         8.500%       Ancillary hospital facility         $ 43.5            $22.3
Life Insurance Co.......     4.7         7.625%       Ancillary hospital facility           10.7              4.2
Life Insurance Co.......    17.1         8.125%       Two ambulatory surgery                37.2             16.2
                                                      centers & one ancillary
                                                      hospital facility
Commercial Bank.........    14.2          7.75%       Two physician clinics, one            16.9             14.2
                                                      ambulatory surgery center &
                                                      one medical office building
                           -----                                                          ------            -----
                           $59.3                                                          $108.3            $56.9
                           -----                                                          ------            -----

     The $23.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due in January 2017. The three notes totaling $17.1 million are payable in monthly installments of principal and interest based on a 25-year amortization with a balloon payment of the unpaid balance due in September 2004. The four notes totaling $14.2 million are payable in monthly installments of interest only with the final payment due in December 2003.

     In April 2001, HR entered into six mortgage notes payable with an aggregate principal balance of $35.0 million related to collateral with a book value at March 31, 2001 of $78.2 million. These mortgage notes payable and related collateral are held by special purpose entities whose sole members are wholly owned subsidiaries of HR. These mortgage notes payable bear interest at 7.22%, are payable in monthly installments of principal and interest, and mature in May 2011. The proceeds from these mortgage notes payable were used primarily to repay the term loan facility and partially repay the unsecured credit facility.

OTHER NOTE PAYABLE

     In July 1999, HR entered into a $7.0 million note with a commercial bank. The note bears interest at 7.53%, is payable in equal semi-annual installments of principal and interest and fully amortizes in July 2005.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     A summary of material federal income tax considerations applicable to HR is provided in HR's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and is for general information only, not tax advice.

     The following summary of certain material United States federal income tax consequences of the purchase, ownership and disposition of the notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances, and does not discuss the special tax situations of persons such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, partnerships or other passthrough entities, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. It also does not deal with holders other than original purchasers that purchase the notes at the "Price to the public" as set forth on the cover page of this prospectus supplement (except where otherwise specifically noted).

     Persons considering the purchase of notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any state, local or foreign taxing jurisdiction.

     As used in this discussion, the term "U.S. Holder" means a beneficial owner of a note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to United States Federal income taxation regardless of its source, (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

     If a partnership is a beneficial owner of a note, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of notes that is a partnership and partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the notes.

U.S. HOLDERS

     Payments of Interest. Payments of interest on a note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are actually or constructively received (in accordance with the U.S. Holder's regular method of accounting for United States federal income tax purposes).

     Original Issue Discount. The following summary is a general discussion of the United States federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of notes issued with original issue discount ("Discount Notes"). HR does not believe that the notes will have original issue discount

     For United States federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a note over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date). The issue price of a note equals the first price at which a substantial amount of notes has been sold for money (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a note is the sum of all payments provided by the note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable as a series of payments in cash or property (other than debt instruments of the issuer) at least annually during the entire term of the note and equal to the outstanding principal balance of the note multiplied by a single fixed rate of interest.

     Payments of qualified stated interest on a note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting for federal income tax purposes). Holders of notes with a de minimis amount of original issue discount, as described above, will generally include such original issue discount in income as capital gain on a pro rata basis as principal payments are made on the note. A U.S. Holder of a Discount Note that matures more than one year from the date of issuance must include original issue discount in income as ordinary interest for United States federal income tax purposes as it accrues under a constant yield method based on a compounding of interest in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount Note is the sum of the daily portions of original issue discount with respect to such Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Note. The "daily portion" of original issue discount on any Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the sum of the issue price of the Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     A U.S. Holder who purchases a Discount Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Discount Note after the purchase date other than payments of qualified stated interest, will be considered to have purchased the Discount Note at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Discount Note for any taxable year (or portion thereof in which the U.S. Holder holds the Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

     Market Discount. If a U.S. Holder purchases a note, other than a Discount Note, for an amount that is less than its stated redemption price at maturity or, in the case of a Discount Note, for an amount that is less than its adjusted issue price as of the purchase date, such U.S. Holder will be treated as having purchased such note at a "market discount," unless such market discount is less than a specified de minimis amount.

     Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue market discount on an economic accrual basis. If such note is disposed of in a nontaxable transaction (other than as provided in Sections 1276(c) and (d) of the Code), accrued market discount will be includible as ordinary income to the U.S. Holder as if such U.S. Holder had sold the note at its then fair market value.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions (including a nontaxable transaction other than as provided by Sections 1276(c) and (d) of the Code), because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service.

     Premium. If a U.S. Holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the note with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. However, if the note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the note. A U.S. Holder who elects to amortize bond premium must reduce his tax basis in the note by the amount of the premium amortized in any year. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the Internal Revenue Service.

     Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, retirement at maturity or other taxable disposition (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal such U.S. Holder's initial investment in the note increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such note. Such gain or loss generally will be long-term capital gain or loss if the note were held for more than one year, and short-term capital gain or loss if the note were held for one year or less. U.S. Holders should consult their own tax advisors regarding the capital gains rate applicable to them. The deductibility of capital losses is subject to certain limitations.

     The notes are subject to early redemption at any time by HR. The redemption price may include a Make-Whole Amount, depending on market conditions. Generally, receipt of the Make-Whole Amount will be treated as an amount received in exchange for the notes and will affect the amount of the capital gain or loss resulting from the disposition of the notes.

     Under the terms of the Indenture, the notes are subject to defeasance at the option of HR. If HR chooses to exercise this option, the defeasance will be treated as a taxable exchange of the notes for new notes. To the extent the issue price of the new notes exceeds the U.S. Holder's basis in the notes owned by the U.S. Holder, such excess would be taxable gain. If the issue price of the new notes is less than the U.S. Holder's basis in the notes, the U.S. Holder will recognize a loss, which may be subject to disallowance under the Code.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     HR intends to comply with all requirements imposed by the information reporting and backup withholding provisions of the Code. A U.S. Holder will be subject to backup withholding at the rate of 31% with respect to the interest and other "reportable payments" (including, under certain circumstances, principal payments and sales proceeds) paid on a note if the U.S. Holder fails to comply with certain reporting procedures described below and is not an exempt recipient under applicable provisions of the Code.

     U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable. Each non-corporate U.S. Holder (other than U.S. Holders who are not subject to the reporting requirements) will be required to provide, under penalties of perjury, an Internal Revenue Service Form W-9 containing the U.S. Holder's name, address, correct taxpayer identification number, and a statement that the Holder is not subject to backup withholding. Any amounts withheld under the backup withholding rules from a payment will be allowed as a refund or a credit against such U.S. Holder's United States Federal income tax provided the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS

     A Non-U.S. Holder will not be subject to United States federal income tax on payments of principal or interest on a note, unless such Non-U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of HR, is a controlled foreign corporation related, actually or constructively, to HR through stock ownership or is a bank described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a Non-U.S. Holder (the "Withholding Agent") must have received, in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the Non-U.S. Holder under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder, and (iii) provides its name and address. This statement may be made on an Internal Revenue Service Form W-8BEN or a substantially similar form, and the Non-U.S. Holder must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a note is held through a securities clearing organization or other financial institution that holds customers' securities in the ordinary course of its trade or business, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the Internal Revenue Service Form W-8BEN or the substitute form provided by the Non-U.S. Holder to the organization or institution. The Internal Revenue Service has recently finalized regulations regarding the withholding and information reporting rules described above. In general, these regulations do not alter the substantive information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. A Non-U.S. Holder should consult its own advisor regarding the effect of the new regulations.

     Generally, a Non-U.S. Holder will not be subject to United States federal income tax or any withholding thereof on gain realized upon retirement or disposition of a note, provided the Non-U.S. Holder is not an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition. Certain other exceptions may be applicable, and a Non-U.S. Holder should consult its tax advisor in this regard.

     If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest (including original issue discount, if any) or gain on the note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be subject to regular United States income tax on interest and on any gain realized on the sale, exchange or other disposition of a note in the same manner as if it were a U.S. Holder. In lieu of the statement described above, such Non-U.S. Holder will be required to provide to HR a properly executed Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of a note will be included in the effectively connected earnings and profits of such Non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

     The notes will not be includible in the estate of a Non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of HR or, at the time of such individual's death, payments in respect of the notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement dated the date of this prospectus supplement (the "Underwriting Agreement"), HR has agreed to sell to the underwriters listed below, and the underwriters have severally agreed to purchase from HR, the notes in the principal amounts set forth below opposite their respective names. Under the terms and conditions of the Underwriting Agreement, the underwriters are committed to take and pay for all of the notes, if any are taken.

UNDERWRITER                                                   PRINCIPAL AMOUNT OF NOTES
-----------                                                   -------------------------
Banc of America Securities LLC..............................
UBS Warburg LLC.............................................
First Union Securities, Inc. ...............................
Credit Suisse First Boston Corporation......................
AmSouth Bancorporation......................................
Credit Lyonnais Securities (USA) Inc........................
First Tennessee Securities Corporation .....................
SouthTrust Securities Inc. .................................
                                                                    ------------
               Total........................................        $250,000,000
                                                                    ============

     The following table shows the per note and total underwriting discounts and commissions HR will pay to the underwriters:

Per Note....................................................         %
          Total.............................................  $

     The underwriters propose to offer the notes in part directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and in part to securities dealers at this price less a
concession not in excess of      % per note. The underwriters may allow, and the
dealers may reallow, a concession not in excess of      % per note to brokers
and dealers. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

     HR has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

     Upon issuance, the notes will not have an established trading market. The notes will not be listed on any securities exchange. The underwriters may from time to time purchase and sell notes in the secondary market, but the underwriters are not obligated to do so, and there may not be a secondary market for the notes or any liquidity in the secondary market if one develops. From time to time, the underwriters may make a market in the notes, but underwriters are not obligated to do so and may discontinue any market-making activity at any time.

     In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes, and short positions involve the sale by the underwriters of a greater number of securities than they are required to purchase from HR in the offering. These activities may stabilize, maintain or otherwise affect the price of the notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     In the ordinary course of its business, the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with HR and certain of its affiliates. HR intends to use a portion of the net proceeds of this offering to reduce borrowings under its $300 million unsecured revolving credit facility. Affiliates of First Union Securities, Inc., Banc of America Securities LLC,

UBS Warburg AG, AmSouth Bank, SouthTrust Bank, N.A., First Tennessee Bank National Association and Credit Lyonnais, New York Branch are lenders on the revolving facility, and will receive their proportionate share of the amount repaid under the revolving facility. In addition, First Union National Bank will act as Trustee under the Indenture and will receive customary fees for its services. Because of its lending relationship with HR, in the event of default under the Indenture, First Union National Bank would be obligated to resign as Trustee pursuant to the Trust Indenture Act of 1939.

                      WHERE YOU CAN FIND MORE INFORMATION

     HR has filed with the SEC under the Securities Act a Registration Statement on Form S-3 that registers the distribution of securities of HR, including the notes. The Registration Statement, including the attached exhibits, contains additional relevant information about HR and the notes. The rules and regulations of the SEC allow the companies to omit certain information included in the Registration Statement from this prospectus supplement and the accompanying prospectus.

     In addition, HR files reports, proxy statements and other information with the SEC under the Exchange Act. You may read these reports and other information filed by HR, without charge, or obtain copies for a fee, from the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find many of these documents on the SEC's Web site at http://www.sec.gov.

     This prospectus supplement incorporates by reference certain documents filed by HR with the SEC subsequent to the date of the accompanying prospectus and prior to the completion of this offering. See "Incorporation of Certain Information by Reference" in the accompanying prospectus.

     You can also inspect reports, proxy statements and other information about HR at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                 LEGAL MATTERS

     The validity of the notes offered by this prospectus supplement will be passed upon for HR by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Certain matters of federal income tax law will be passed upon for HR by Stites & Harbison, Nashville, Tennessee.

     Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

PROSPECTUS
MARCH 22, 2001

                                  $500,000,000

                      COMMON STOCK, COMMON STOCK WARRANTS,
                      PREFERRED STOCK AND DEBT SECURITIES

     Healthcare Realty Trust Incorporated may from time to time offer, in one or more series, the following:

     - Shares of common stock;

     - Warrants to purchase shares of common stock;

     - Shares of preferred stock; and

     - Debt securities which may be either senior debt securities or subordinated debt securities.

     HR will offer such securities at an aggregate initial public offering price of up to $500,000,000 on terms determined at the time HR offers such securities. HR may offer its common stock and warrants, preferred stock and debt securities separately or together, in separate classes or series, in amounts, at prices and on terms set forth in an applicable prospectus supplement to this prospectus and will include, where applicable, the following:

     - In the case of shares of common stock, any public offering price;

     - In the case of warrants, their duration, offering price, and exercise price and detachability;

     - In the case of shares of preferred stock, the designation of any series, any dividend, liquidation, redemption, sinking fund, conversion, voting and other rights, preferences and limitations, and the public offering price; and

     - In the case of debt securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time payment of interest, terms for sinking fund payments, terms for conversion into shares of our common stock or other securities offered by us, and any public offering price.

     In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve the status of HR as a REIT for federal income tax purposes.

     The applicable prospectus supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the securities covered by such prospectus supplement.

     The securities may be offered directly, through agents designated from time to time by HR, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See "Plan of Distribution." No securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such series of securities.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     HR has filed a Registration Statement on Form S-3 with the Securities and Exchange Commission covering the securities. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

     In addition, HR files reports, proxy statements and other information with the SEC. You may also read and copy this information at the following locations of the SEC:

Public Reference Room        New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.       7 World Trade Center         Northwestern Atrium Center
Room 1024                    Suite 1300                   500 West Madison Street
Washington, D.C. 2054        New York, New York 10048     Suite 1400
                                                          Chicago, Illinois
                                                          60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information in the public reference rooms and their copy charges. HR's filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov.

     You can also inspect HR's reports, proxy statements and other information about HR at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. You should rely only on the information contained and incorporated by reference in this prospectus. HR has not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information from that contained in this prospectus and the applicable prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. HR is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable prospectus supplement, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus and the applicable prospectus supplement. HR's business, financial condition, results of operations and prospects may have changed since those dates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows HR to "incorporate by reference" the information it files with the SEC, which means:

     - Incorporated documents are considered part of the prospectus;

     - HR can disclose important information to you by referring you to those documents; and

     - Information that HR files later with the SEC will automatically update and supercede this information.

     This prospectus incorporates by reference the following documents with respect to HR:

          (1) Its Annual Report on Form 10-K for the year ended December 31,
     1999;

          (2) Its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

          (3) Its Current Report on Form 8-K, filed with the SEC on February 23, 2001;

          (4) The description of HR common stock contained in its Registration Statement on Form 8-A, dated on April 1993; and

          (5) The description of HR preferred stock contained in its Registration Statement on Form 8-A, dated August 3, 1998.

     You can obtain copies of the documents incorporated by reference in this prospectus without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus, by requesting them in writing or by telephone at the following:

                      HEALTHCARE REALTY TRUST INCORPORATED
                        3310 WEST END AVENUE, SUITE 700
                           NASHVILLE, TENNESSEE 37203
                         ATTENTION: BETHANY A. ANDERSON
                                 (615) 269-8175

                                  THE COMPANY

     HR is a real estate investment trust which invests in, either directly or through affiliates, or provides real estate services with respect to, healthcare related properties throughout the United States. HR's objective is to be a valued full service provider of real estate solutions to quality healthcare providers. HR focuses predominantly on outpatient (often referred to as "alternate site") healthcare facilities, which are designed for the provision of medical services outside of a traditional hospital or nursing home setting. HR offers a broad range of services including real estate funding, property management, build-to-suit development and real estate advisory work. HR is the first fully integrated healthcare REIT and management believes it is the healthcare industry's leading provider of the full range of services described above.

     HR owns a diversified portfolio of healthcare properties. The properties are leased to unaffiliated healthcare providers pursuant to long-term net leases. Its strategy is to acquire healthcare facilities diversified by healthcare provider, facility type, and geographic location. HR seeks to develop relationships with well-established, rapidly growing healthcare companies that present both relatively low risk and opportunities for future business.

     HR's principal executive offices are located at 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, and its telephone number is (615) 269-8175. Unless the context indicates otherwise, references herein to HR include its subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise specified in the prospectus supplement accompanying this prospectus, HR intends to use the net proceeds from the sale of the securities for general corporate purposes, which may include the repayment of indebtedness, the acquisition of additional properties and the funding of additional lessee developments.

     Pending such uses, HR will invest the net proceeds of any offering of securities in short-term, investment grade instruments, interest-bearing bank accounts or certificates of deposit, consistent with its qualification as a REIT, its charter and bylaws, and its agreements with its lenders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is the ratio of earnings to fixed charges for the periods indicated:

                                                          YEAR ENDED          YEAR ENDED
                                                       DECEMBER 31, 1999   DECEMBER 31, 2000
                                                       -----------------   -----------------
Ratio of earnings to fixed charges(1)................        3.08x               2.74x

---------------

(1) For the purpose of calculating the ratio of earnings to fixed charges, net income has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of debt issue cost.

                          DESCRIPTION OF COMMON STOCK

     HR is authorized to issue an aggregate of 200,000,000 shares of capital stock, which may include 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. The following description of the common stock sets forth the general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of debt securities or preferred stock or upon the exercise of common stock warrants. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of HR's charter and bylaws.

     Holders of common stock are entitled to receive such dividends as the board of directors may declare out of funds legally available for the payment of dividends. Upon issuance, the shares of common stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in any of HR's assets remaining after the satisfaction of all obligations and liabilities and after required distributions to holders of preferred stock, if any. The common stock is subject to restrictions on transfer under certain circumstances described under "Restrictions on Transfer" below. Each share is entitled to one vote on all matters voted upon by the stockholders. Holders of shares of common stock have no cumulative voting rights.

TRANSFER AGENT AND EXCHANGE LISTING

     Boston EquiServe, L.P. is the transfer agent and registrar for the common stock. The common stock is listed on the New York Stock Exchange under the symbol HR.

RESTRICTIONS ON TRANSFER

     For HR to qualify as a REIT under the Internal Revenue Code of 1986, as amended,

          (1) Not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly (after application of certain attribution rules), by five or fewer individuals at any time during the last half of its taxable year; and

          (2) Its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

     In order to ensure that requirement (1) above is satisfied, the board of directors has the power to refuse to transfer shares of its capital stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 9.9% in value of the outstanding capital stock.

     In connection with the foregoing, if the board of directors, at any time and in good faith, believes that direct or indirect ownership (as determined under applicable federal tax attribution rules) in excess of this ownership limit has or may become concentrated in the hands of one beneficial owner, the board of directors has the power to refuse to transfer or issue these excess shares to a person whose acquisition of such excess shares would cause a beneficial holder to exceed the ownership limit. Further, any transfer of excess shares that would cause a beneficial owner to hold shares of capital stock in excess of the ownership limit shall be deemed void, and the intended transferee shall be deemed never to have had an interest therein.

     If at any time there is a transfer in violation of these restrictions, the excess shares shall be deemed to have been transferred to HR, as trustee for the benefit of such persons to whom the excess shares are later transferred. Subject to HR's right to purchase the excess shares, the interest in the trust representing the excess shares shall be freely transferable by the intended transferee at a price that does not exceed the price paid by the intended transferee of the excess shares. Excess shares do not have voting rights, and will not be considered for the purpose of any shareholder vote or determining a quorum, but will continue to be reflected as issued and outstanding stock. HR will not pay dividends with respect to excess shares. HR may purchase excess shares for the lesser of the amount paid for the excess shares by the intended transferee or the market price. The market price for any stock so purchased shall be equal to the fair market value of such shares reflected in

     - The closing sales price for the stock, if then listed on a national securities exchange,

     - The average closing sales price of such stock, if then listed on more than one national securities exchange, or

     - If the stock is not then listed on a national securities exchange, the latest bid quotation for the stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by HR.

If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such stock as determined by the board of directors in good faith.

     All certificates representing shares of common stock bear a legend referring to the restrictions described above.

     These restrictions may have the effect of preventing an acquisition of control of HR by a third party.

BUSINESS COMBINATIONS

     Under Maryland law, some "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock (an "interested shareholder") must be: (1) recommended by the corporation's board of directors; and (2) approved by the affirmative vote of at least (a) 80% of the corporation's outstanding shares entitled to vote and (b) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation's common shareholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. In addition, an interested shareholder or any affiliate thereof may not engage in a business combination with the corporation for a period of five years following the date he or she becomes an interested shareholder. These provisions of Maryland law do not apply, however, to business combinations that are approved by the board of directors of a Maryland corporation prior to such person becoming an interested shareholder.

CONTROL SHARE ACQUISITIONS

     Maryland law also provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of all the votes entitled to be cast on the matter by shareholders excluding voting shares owned by the acquirer, and officers and directors who are also employees of the corporation. "Control shares" are voting shares which, if aggregated with all other shares owned by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, would entitle the acquirer to vote (1) 20% or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of the outstanding voting shares. Control shares do not include shares the acquiring person is entitled to vote because shareholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation's board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders' meeting.

     Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or as of the date of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If the shareholders approve voting rights for control shares and the acquirer is entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter's rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation prior to a control share acquisition.

     The limitation on ownership of common stock set forth in HR's charter, as well as the provisions of Maryland law described above, could have the effect of discouraging offers to acquire HR and of increasing the difficulty of consummating any such offer.

DIVIDEND REINVESTMENT PLAN, EMPLOYEE STOCK PURCHASE PLAN AND TENANT INVESTMENT PLAN

     HR has adopted and implemented a dividend reinvestment plan to provide registered owners of HR's common stock with a method of investing dividends and other distributions paid in cash in additional shares of the common stock. HR has also adopted an employee stock purchase plan to allow employees to purchase common stock on terms and conditions set forth in such plan. Since such additional common stock will be purchased from HR, HR will receive additional funds which will be used for its general corporate purposes.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     HR may issue common stock warrants for the purchase of common stock. Common stock warrants may be issued independently or together with any other securities pursuant to any prospectus supplement and may be attached to or separate from such securities. Each series of common stock warrants will be issued under a separate warrant agreement to be entered into between HR and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable prospectus supplement. The warrant agent, if engaged, will act solely as HR's agent in connection with the common stock warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common stock warrants. Further terms of the common stock warrants and the applicable warrant agreements will be set forth in the prospectus supplement.

     The applicable prospectus supplement will describe the terms of any common stock warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

     - The title of such common stock warrants;

     - The aggregate number of such common stock warrants;

     - The price or prices at which such common stock warrants will be issued;

     - The designation, number and terms of the shares of common stock purchasable upon exercise of such common stock warrants;

     - The designation and terms of the other securities with which such common stock warrants are issued and the number of such common stock warrants issued with each such offered security;

     - The date, if any, on and after which such common stock warrants and the related common stock will be separately transferable;

     - The price at which each share of common stock purchasable upon exercise of such common stock warrants may be purchased;

     - The date on which the right to exercise such common stock warrants shall commence and the date on which such right shall expire;

     - The minimum or maximum amount of such common stock warrants which may be exercised at any one time;

     - Information with respect to book-entry procedures, if any;

     - A discussion of certain federal income tax considerations; and

     - Any other terms of such common stock warrants, including terms, procedures and limitations relating to the exchange and exercise of such common stock warrants.

     You should review the section captioned "Description of Common Stock" for a general description of the common stock which would be acquired upon the exercise of the common stock warrants and a description of certain restrictions on transfer of the common stock.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     HR is authorized to issue 50,000,000 shares of preferred stock. Of this number, 3,000,000 shares have already been issued and are called the 8 7/8% Series A Voting Cumulative Preferred Stock. The following description of the preferred stock sets forth certain anticipated general terms and provisions of the preferred stock to which any prospectus supplement may relate. Certain other terms of any series of preferred stock (which terms may be different than those stated below) will be described in the prospectus supplement to which such series relates. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the prospectus supplement, HR's charter, (including the amendment describing the designations, rights, and preferences of each series of preferred stock) and bylaws.

     Subject to limitations prescribed by Maryland law and the charter, the board of directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors or the duly authorized committee thereof. The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     The prospectus supplement relating to preferred stock will contain the specific terms, including:

     - The title and stated value of such preferred stock;

     - The number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such preferred stock;

     - The dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

     - The date from which dividends on such preferred stock shall accumulate, if applicable;

     - The provision for a sinking fund, if any, for such preferred stock;

     - The provisions for redemption, if applicable, of such preferred stock;

     - Any listing of such preferred stock on any securities exchange;

     - The terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof);

     - A discussion of certain federal income tax considerations applicable to such preferred stock;

     - The relative ranking and preferences of such preferred stock as to dividend rights and rights upon HR's liquidation, dissolution or winding up of its affairs;

     - Any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of affairs;

     - Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of HR as a REIT; and

     - Any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

RANK

     Unless otherwise specified in the prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon HR's liquidation, dissolution or winding up, rank (1) senior to all classes or series of common stock, and to all equity securities ranking junior to such preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up; (2) on a parity with all equity securities the terms of which specifically provide that such equity securities rank on a parity with the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up; and (3) junior to all equity securities the terms of which specifically provide that such equity securities rank senior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up.

DIVIDENDS

     Holders of preferred stock of each series shall be entitled to receive, when, as and if declared by the board of directors, out of HR's assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on HR's stock transfer books on such record dates as shall be fixed by the board of directors.

     Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the prospectus supplement. If the board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and HR will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     Unless otherwise specified in the applicable prospectus supplement, if any preferred stock of any series is outstanding, no full dividends shall be declared or paid or set apart for payment on the preferred stock of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend preferred stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred stock of such series.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of such series, all dividends declared upon shares of preferred stock of such series and any other series of preferred stock ranking on a parity as to dividends with such preferred stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series which may be in arrears.

     Until required dividends are paid, no dividends (other than in common stock or other capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common stock or any other capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation. In addition, no common stock or any other capital stock ranking junior to or on a parity with the preferred stock of such series as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by HR (except by conversion into or exchange for other capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation).

     Any dividend payment made of a series of preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of preferred stock of such series which remains payable.

REDEMPTION

     If so provided in the applicable prospectus supplement, any series of preferred stock will be subject to mandatory redemption or redemption at HR's option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

     The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of such preferred stock that HR shall redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. HR may pay the redemption price in cash or other property, as specified in the prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of capital stock of HR, the terms of such preferred stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

     So long as any dividends on any series of preferred stock ranking on a parity as to dividends and distributions of assets with such series of the preferred stock are in arrears, no shares of any such series of the preferred stock will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and HR will not purchase or otherwise acquire any such shares. However, this will not prevent the purchase or acquisition of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative preferred stock of such series and any other stock of HR ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, HR shall not purchase or otherwise acquire directly or indirectly any preferred stock of such series (except by conversion into or exchange for stock ranking junior to the preferred stock of such series as to dividends and upon liquidation). However, this will not prevent the purchase or acquisition of such preferred stock to preserve HR's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series.

     If HR is to redeem fewer than all of the outstanding preferred stock of any series, HR will determine the number of shares to be redeemed and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by HR that will not result in the issuance of any excess shares.

     HR will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed. If notice of redemption of any preferred stock has been given and HR has set aside the funds necessary for such redemption in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such preferred stock, such preferred stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of HR's affairs, then, before any distribution or payment shall be made to the holders of common stock, or any other class or series of capital stock of HR ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up, the holders of each series of preferred stock will be entitled to receive out of HR assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of HR's remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of HR are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of capital stock ranking on a parity with the preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of preferred stock, HR's remaining assets shall be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

VOTING RIGHTS

     Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

     Any series of preferred stock may provide that, so long as any shares of such series remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in HR's capitalization, amendments to its charter and mergers and dispositions.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     The provisions of a series of preferred stock may provide for additional rights, remedies, and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable prospectus supplement.

     Under Maryland law, notwithstanding anything to the contrary set forth above, each series of preferred stock will be entitled to vote upon a proposed amendment to HR's charter, whether or not entitled to vote thereon by the charter, if the amendment would alter the contract rights, as set forth in the charter, of their shares of stock.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into common stock will be set forth in the prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the preferred stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or HR, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such preferred stock.

RESTRICTIONS ON OWNERSHIP

     As discussed above under "Description of Common Stock -- Restrictions on Transfer," for HR to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, ownership and transfer of each series of preferred stock will be restricted in the same manner as the common stock.

     All certificates representing preferred stock will bear a legend referring to the restrictions described above.

                         DESCRIPTION OF DEBT SECURITIES

     HR may issue debt securities under one or more trust indentures to be executed by HR and a specified trustee. The terms of the debt securities will include those stated in the indenture and those made a part of the indenture (before any supplements) by reference to the Trust Indenture Act of 1939. The indentures will be qualified under the Trust Indenture Act.

     The following description sets forth certain anticipated general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, you should review both the prospectus supplement relating thereto and the following description. Forms of the senior indenture (as discussed herein) and the subordinated indenture (as discussed herein) have been filed as exhibits to the Registration Statement of which this prospectus is a part.

GENERAL

     The debt securities will be direct obligations of HR and may be either senior debt securities or subordinated debt securities. The indebtedness represented by subordinated securities will be subordinated in right of payment to the prior payment in full of HR's senior debt (as defined in the applicable indenture). Senior securities and subordinated securities will be issued pursuant to separate indentures (respectively, a senior indenture and a subordinated indenture), in each case between HR and a trustee.

     Except as set forth in the applicable indenture and described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the board of directors or as established in the applicable indenture. All debt securities of one series need not be issued at the time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.

     The prospectus supplement relating to any series of debt securities being offered will contain the specific terms thereof, including, without limitation:

     - The title of such debt securities and whether such debt securities are senior securities or subordinated securities;

     - The aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

     - The percentage of the principal amount at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such debt securities which is convertible into common stock or preferred stock, or the method by which any such portion shall be determined;

     - If convertible, any applicable limitations on the ownership or transferability of the common stock or preferred stock into which such debt securities are convertible;

     - The date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

     - The rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which such debt securities will bear interest, if any;

     - The date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     - The place or places where the principal of (and premium, if any) and interest, if any, on such debt securities will be payable, such debt securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon HR in respect of such debt securities and the applicable indenture may be served;

     - The period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities may be redeemed, as a whole or in part, at HR's option, if HR is to have such an option;

     - The obligation, if any, of HR to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

     - If other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

     - Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currencies) and the manner in which such amounts shall be determined;

     - Any additions to, modifications of or deletions from the terms of such debt securities with respect to the events of default or covenants set forth in the indenture;

     - Any provisions for collateral security for repayment of such debt securities;

     - Whether such debt securities will be issued in certificated and/or book-entry form;

     - Whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

     - The applicability, if any, of defeasance and covenant defeasance provisions of the applicable indenture;

     - The terms, if any, upon which such debt securities may be convertible into HR's common stock or preferred stock and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

     - Whether and under what circumstances HR will pay additional amounts as contemplated in the indenture on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether HR will have the option to redeem such debt securities in lieu of making such payment; and

     - Any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

     The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these original issue discount securities will be described in the applicable prospectus supplement.

     Except as set forth in the applicable indenture, the applicable indenture will not contain any provisions that would limit HR's ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving HR or in the event of a change of control.

Restrictions on ownership and transfers of HR's common stock and preferred stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Preferred
Stock -- Restrictions on Ownership." You should review the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

MERGER, CONSOLIDATION OR SALE

     The indenture will provide that HR may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that:

     - Either HR shall be the continuing corporation, or the successor corporation (if other than HR) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable indenture;

     - Immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of HR or any subsidiary as a result thereof as having been incurred by HR or such subsidiary at the time of such transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

     - An officer's certificate and legal opinion covering such conditions shall be delivered to the trustee.

COVENANTS

     The indenture will contain covenants requiring HR to take certain actions and prohibiting HR from taking certain actions. The covenants with respect to any series of debt securities will be described in the prospectus supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each indenture will describe specific "events of default" with respect to any series of debt securities issued thereunder. Such "events of default" are likely to include (with grace and cure periods):

     - Default in the payment of any installment of interest on any debt security of such series;

     - Default in the payment of principal of (or premium, if any, on) any debt security of such series at its maturity;

     - Default in making any required sinking fund payment for any debt security of such series;

     - Default in the performance or breach of any other covenant or warranty of HR contained in the applicable indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable indenture;

     - Default in the payment of specified amounts of indebtedness of HR or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; and

     - Certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of HR or any significant subsidiary or either of its property.

     If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then the applicable trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amounts may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to HR (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may
be) may rescind and annul such declaration and its consequences if

     - HR shall have deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee and

     - all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture.

     Each indenture also will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default.

     - in the payment of the principal of (or premium, if any) or interest on any debt security of such series or

     - in respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

     Each trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless such default shall have been cured or waived; provided, however, that such trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of such trustee consider such withholding to be in the interest of such holders.

     Each indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy thereunder, except in the cases of failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such debt securities at the respective due dates thereof.

     Subject to provisions in each indenture relating to its duties in case of default, no trustee will be under any obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless such holders shall have offered to the trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, HR will be required to deliver to each trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     It is anticipated that modifications and amendments of an indenture may be made by HR and the trustee, with the consent of the holders of not less than a majority in principal amount of each series of the outstanding debt securities issued under the indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without a consent of each holder of such debt securities affected thereby,

     - Change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such debt security;

     - Reduce the principal amount of (or premium, if any) or the interest, if any, on any such debt security or the principal amount due upon acceleration of an original issue discount security;

     - Change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such debt security;

     - Impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt security;

     - Reduce the above-stated percentage of holders of debt securities necessary to modify or amend the indenture; or

     - Modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults.

     A record date may be set for any act of the holders with respect to consenting to any amendment.

     The holders of not less than a majority in principal amount of outstanding debt securities of each series affected thereby will have the right to waive compliance by HR with certain covenants in such indenture.

     Each indenture will contain provisions for convening meetings of the holders of debt securities of a series to take permitted action.

REDEMPTION OF SECURITIES

     The indenture will provide that the debt securities may be redeemed at any time at the option of HR, in whole or in part, for certain reasons intended to protect HR's status as a REIT. Debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.

     From and after notice has been given as provided in the indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

CONVERSION OF SECURITIES

     The terms and conditions, if any, upon which any debt securities are convertible into common stock or preferred stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include whether such debt securities are convertible into common stock or preferred stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or HR, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining HR's REIT status.

SUBORDINATION

     Upon any distribution to HR's creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any subordinated securities will be subordinated to the extent provided in the applicable indenture in right of payment to the prior payment in full of all senior securities. No payment of principal or interest will be permitted to be made on subordinated securities at any time if a default in senior securities exists that permits the holders of such senior securities to accelerate their maturity and the default is the subject of judicial proceedings or HR receives notice of the default. After all senior securities are paid in full and until the subordinated securities are paid in full, holders of subordinated securities will be subrogated to the right of holders of senior securities to the extent that distributions otherwise payable to holders of subordinated securities have been applied to the payment of senior securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors HR may recover more, ratably, than holders of subordinated securities. If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated herein by reference will contain the approximate amount of senior securities outstanding as of the end of HR's most recent fiscal quarter.

                  FEDERAL INCOME TAX AND ERISA CONSIDERATIONS

     The following description of certain federal income tax matters and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to HR is qualified in its entirety by reference to the more detailed description thereof contained in the opinion of Stites & Harbison, PLLC, Nashville, Tennessee, regarding such matters, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

     HR is and intends to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, HR's net income which is distributed as dividends to shareholders will be exempt from federal taxation. Distributions to HR's shareholders generally will be includable in their income. However, dividends distributed which are in excess of current or accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis, and will reduce the basis of shareholders' securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those securities.

     HR intends to conduct its affairs so that its assets will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title I of ERISA, or other qualified retirement plan subject to
Section 4975 of the Code which acquires its securities. HR believes that, under present law, its distributions do not create so called "unrelated business taxable income" to tax exempt entities such as pension trusts, subject, however, to special rules which apply to pension trusts holding more than 10% of the securities.

     EACH PROSPECTIVE PURCHASER OF THE SECURITIES IS ADVISED TO CONSULT HIS OWN PROFESSIONAL ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES.

                              PLAN OF DISTRIBUTION

     HR may sell securities through underwriters for public offer and sale by them, and also may sell securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

     Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. HR also may, from time to time, authorize underwriters acting as its agents to offer and sell securities upon terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from HR in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriters or agents in connection with an offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Underwriters, dealers and agents may be entitled, under agreements to be entered into with HR, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act or to contributions with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for HR in the ordinary course of business.

     If so indicated in the applicable prospectus supplement, HR will authorize underwriters or other persons acting as its agents to solicit offers by certain institutions to purchase securities from HR at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to delayed delivery contracts shall not be less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to approval. Delayed delivery contracts will not be subject to any conditions except (i) the purchase by an institution of the securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the securities are being sold to underwriters, HR shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by delayed delivery contracts.

                                    EXPERTS

     The consolidated financial statements and schedules of HR, incorporated by reference or appearing in HR's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated or included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such consolidated financial statements and schedules given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the securities will be passed upon by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. The description of the federal income tax considerations will be passed upon by Stites & Harbison, PLLC, Nashville, Tennessee.

                                  $250,000,000

                         (HEALTHCARE REALTY TRUST LOGO)

                           % SENIOR NOTES DUE 20

                ------------------------------------------------

                             PROSPECTUS SUPPLEMENT

                                              , 2001

                ------------------------------------------------

                        JOINT BOOK-RUNNING LEAD MANAGERS

BANC OF AMERICA SECURITIES LLC                                       UBS WARBURG

                               JOINT LEAD MANAGER

                          FIRST UNION SECURITIES, INC.
--------------------------------------------------------------------------------

                           CREDIT SUISSE FIRST BOSTON

                            AMSOUTH CAPITAL MARKETS

                           CREDIT LYONNAIS SECURITIES

                     FIRST TENNESSEE SECURITIES CORPORATION

                           SOUTHTRUST SECURITIES INC.

                                          , 2001